FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number: 001-10220

REPSOL YPF, S.A.
(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_]	No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_]	No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [_]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

TABLE OF CONTENTS

Item

1.	Official Notice dated February 19, 2003, titled "Clarification Regarding a Possible Issue of Repsol YPF Convertible Bonds".

ITEM 1

OFFICIAL NOTICE

External Relations	Paseo de la Castellana, 278-280 28046 Madrid Spain

CLARIFICATION REGARDING A POSSIBLE ISSUE OF REPSOL YPF
CONVERTIBLE BONDS

             In view of certain rumours circulating in the marketplace this afternoon, with reference to a possible Repsol YPF convertible bond issue, the company would like to make the following declaration:

                     At the Annual General Shareholders Meeting held on the 21st of April 2002, the Ninth Resolution was approved, which authorised the Board of Directors to issue convertible bonds as a means of implementing the medium term management incentives programme (Options Programme), for an amount not to be in excess of 0.3% of Repsol YPF's capital equity.

                     To date, the Board of Directors has not made any decisions regarding this matter and no other programme exists for the issue of convertible bonds for the present time nor for the near future.

Madrid, 19 February 2003

Ramón Blanco Balín
Repsol YPF Chief Operating Officer

SIGNATURE

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: February 19, 2003	By:	/s/ Carmelo de las Morenas Name: Carmelo de las Morenas Title: Chief Financial Officer